SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 06, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(Investor Relations)
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia
(Media Relations)
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Brasil Telecom

Resultados do 2° Trimestre de 2006	Second Quarter 2006 Results

Data: 1º de agosto de 2006 (terça-feira)	Date: August 1st , 2006 (Tuesday)

Horário: Após fechamento da Bovespa e da NYSE	Time: After the closing of NYSE and Bovespa

Teleconferência (em português)	Conference Call (in English)

Participarão desta teleconferência, Charles Putz (Vice-Presidente Financeiro e de Relações com Investidores), Ricardo Florence (Diretor Adjunto de Relações com Investidores) e a equipe de RI. A teleconferência será conduzida em português.	The conference call will be hosted by, Charles Putz (CFO and Investor Relations Officer), Ricardo Florence (Head of IR) and the IR Team, and will be conducted in English.

Data: 02 de agosto de 2006 (quarta-feira)	Date: August 2nd , 2006 (Wednesday)

Horário: 10h00min horário de Brasília	Time: 11:00 a.m. New York time
12:00 p.m. Brasília time
04:00 p.m. London time

Telefone de conexão: (11) 2101-4848	Connection number: (1 973) 582-2700

Código de acesso: Brasil Telecom	Access Code: 7587725

Favor ligar até 10 minutos antes do início da teleconferência.	Please dial in 10 minutes prior to the start of the call.

Essa teleconferência será transmitida simultaneamente via webcast, cujo link de acesso estará disponível no nosso website.	This conference call will be simultaneously transmitted via webcast. The access link will be found at our website.

Replay: disponível de 02 de agosto de 2006 (quarta-feira) a 09 de agosto de 2006 (quarta-feira). O acesso poderá ser feito pelo telefone (11) 2101-4848 (código de acesso: Brasil Telecom).	Replay: available from August 2nd , 2006 (Wednesday) to August 9th , 2006 (Wednesday). You can access the replay by dialing (1 973) 341-3080 (access code: 7587725).

Para fazer download da Divulgação de Resultados e da gravação da teleconferência, acesse nossa página na Internet: www.brasiltelecom.com.br/ri/	To download the Earnings Release and an audio recording of the conference call, please access our website: www.brasiltelecom.com.br/ir/

Para informações adicionais, entre em contato com:	For further information please contact:
ri@brasiltelecom.com.br	ri@brasiltelecom.com.br

Reunião APIMEC-SP	APIMEC-SP Meeting

Data: 03 de agosto de 2006 (quinta-feira)	Date: August 3rd , 2006 (Thursday)
Horário: 09h00min (horário de Brasília)	Time: 09:00 a.m. (Brasília time)
Local: FGV-SP - Av. Nove de Julho, 2029 Bela Vista - São Paulo	Place: FGV-SP - Av. Nove de Julho, 2029 Bela Vista - São Paulo, Brazil
A Brasil Telecom oferecerá um café da manhã no local a partir de 08h:30 min.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer